                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of December, 2005                 Commission File Number:  1-15142


                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F [ ]                             Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes [ ] Assigned        File No.  ____________   No [X]

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).


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This report on Form 6-K, dated December 5, 2005, is specifically incorporated by reference into North American Palladium's registration statement on Form S-8 (File No. 333-13766), which was originally filed with the Securities and Exchange Commission (the "SEC") in July 2001.

Certain statements included in this report on Form 6K are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include the Company's mandate and the use of palladium in the automotive industry. Such forward-looking statements involve inherent risks and uncertainties. See the Company's most recent Annual Information Form and Annual Report on Form 40-F on file with securities regulators for a comprehensive review of risk factors.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        NORTH AMERICAN PALLADIUM LTD.


Date:   December 5, 2005                By: /s/ Mary Batoff
                                            ------------------------------------
                                                Mary Batoff

                                        Title:  Vice President, Legal and
                                                Secretary


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                                  EXHIBIT INDEX


Exhibit         Description of Exhibit
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1               Material Change Report dated December 5, 2005 regarding the appointment of James D. Excell as President and Chief Executive
                Officer
2               Press Release dated November 29, 2005
3               Material Change Report dated December 5, 2005 regarding the appointment of Ian M. MacNeily as Chief Financial Officer
4               Press Release dated December 2, 2005